EXHIBIT 1

To the Holders of
Trust Investment Enhanced Returned Securities
Corporate Bond-Backed Certificates, Series C 1998-6
     ZTF Class
     Amortizing Class

Pursuant to Section 4.2 of the Trust Agreement, U.S. Bank Trust National Association, as Trustee for the TIERS Corporate Bond-Backed Certificates Trust, Series C 1998-6, hereby gives notice with respect to the Distribution occurring on February 1, 2000 (the "Distribution Date") as follows:

1. The amount of the distribution payable to the Certificateholders of each class of Certificates on the Distribution Date allocable to principal and premium, if any, and interest expressed as a dollar amount per $1,000 original face amount of securities, is:


Class            Principal      Interest        Total Distribution
ZTF Class        $0.00          $0.00           $0.00
Amortizing Class $13.0606196    $31.7878652     $44.8484848


2. The amount of aggregate interest due and not paid as of the Distribution Date is $0.00

3. No fees have been paid to the Trustee or any other party from the proceeds of the Term Assets.

4. The aggregate stated principal amount of the Chrysler Corporation 7.40% Debentures due 2097 (the "Term Assets") held for the above trust is $50,000,000.00. The Term Assets are currently rated A2 by Moody's Investors Service, Inc. and A by Standard and Poor's Rating Group.

5. The Aggregate Certificate Principal Balance of each class of Certificates at the close of business on the Distribution Date is set forth:

     Class                     Principal Balance
     Amortizing Class          $50,000,000.00
     ZTF Class                 $39,196,080.94


                      U.S. BANK TRUST NATIONAL ASSOCIATION